Consent of Independent Registered Public Accounting Firm

The Board of Trustees

The Target Portfolio Trust:

We consent to the use of our reports, dated September 19, 2019, with respect to the financial statements and financial highlights of PGIM QMA Small Cap Value Fund, PGIM Corporate Bond Fund, and PGIM Core Bond Fund, each a series of The Target Portfolio Trust, as of July 31, 2019, and for the respective years or periods presented therein, each incorporated by reference herein. We also consent to the references to our firm under the headings “Financial Highlights” in the prospectuses and “Other Service Providers – Independent Registered Public Accounting Firm” and “Financial Statements” in the statements of additional information.

New York, New York

September 26, 2019